EXHIBIT 99.1

ZJK Industrial Co., Ltd. Reports Financial Results for the First Six Months of Fiscal Year 2025

Shenzhen, China, September 22, 2025 /PRNewswire/ -- ZJK Industrial Co., Ltd. (NASDAQ: ZJK) (“ZJK Industrial”, “ZJK” or the “Company”), a high-tech precision parts and hardware manufacturer for artificial intelligence (AI) infrastructure, consumer electronics, electric vehicles, aerospace and other smart technologies, today announced its unaudited financial results for the first six months of fiscal year 2025 ended June 30, 2025.

First Six Months of Fiscal Year 2025 Financial Highlights

●	Revenue increased by 52.21%, to US$24.70 million for the six months ended June 30, 2025, from US$16.23 million for the same period of last year.

●	Gross profit increased by 63.01%, to US$12.32 million for the six months ended June 30, 2025, from US$7.56 million for the same period of last year.

●	Income from operations increased by 19.22%, to US$5.86 million for the six months ended June 30, 2025, from US$4.92 million for the same period of last year.

●	Net income increased by 7.59%, to US$5.84 million for the six months ended June 30, 2025, from US$5.43 million for the same period of last year.

●	Basic and diluted earnings per share was US$0.10 for the six months ended June 30, 2025, increased from US$0.09 for the same period of last year.

Mr. Ning Ding, Chief Executive Officer and Chairman, commented, “We are pleased to report strong performance for the first half of fiscal year 2025. Thanks to the consistent efforts of our entire team and the firm execution of our deliberate and robust strategy, revenue increased by 52.21%, accompanied by a 63.01% growth in gross profit during the period. Specifically, our sales volumes of hardware products, including turned parts, screws and stamping parts, grew strongly by 33.13%, 45.59% and 177.47%, respectively. This momentum was driven by rising market demand for higher precision and quality, together with our agile pricing strategies that balanced both price increases and reductions across different product categories.

While securing customer orders through flexible and targeted pricing strategies, we also maintained a positive margin trajectory, with gross margin increased by 7.09%. This was mainly attributable to price increases on products requiring stricter precision and quality standards, as well as cost reductions achieved through technological innovation, improved production processes, and higher sales of self-manufactured products.

During this period, we also advanced our global expansion to reach a broader customer base and establish a forward-looking market presence. This is reflected in higher general and administrative expenses, particularly professional service fees related to our follow-on offering and increased consulting fees for strategic growth initiatives, and in selling and marketing expenses to drive sales generation and market expansion. Over the six months, these expenses rose by 119.66% and 201.87%, respectively, further strengthening the foundation for our long-term expansion and sustainable growth.

At the same time, we are enhancing operations and advancing technology. To meet the rising demand for precision parts, we are expanding production capacity with upgraded facilities and new equipment, including high-precision Computer Numerical Control (CNC) lathes, milling machines, special designed automation equipment and multi-station cold-forging machines. Our sustained investment in research and development is also blossoming, as several patented systems and equipment have delivered significant improvements in manufacturing efficiency and customized processing. With these technological advancements, we are confident in strengthening our industry leadership and market share.

Looking ahead, we remain committed to technology innovation and sustainable expansion. To achieve this strategy, we will continue to strengthen our internal capabilities while staying attuned to market trends and business opportunities in the fast-evolving era of AI-driven innovation.”

First Six Months of Fiscal Year 2025 Financial Results

Revenue

Revenue increased by 52.21%, to US$24.70 million for the six months ended June 30, 2025, from US$16.23 million for the same period of last year. Revenues generated from customers in China accounted for 86.50% and 87.91% of the total revenue for the six months ended June 30, 2024 and 2025, respectively.

Revenue from sales of hardware products increased by 52.21%, to US$24.70 million for the six months ended June 30, 2025, from US$16.23 million for the same period of last year. The increase was mainly due to the sales volume of the Company’s products for the six months ended June 30, 2025 increased by 44.27% compared to that for the six months ended June 30, 2024, with a slightly increase in average unit sales price of the Company’s products.

For turned parts, the sales volume increased by 33.13% and the average sales unit price increased by 13.68% for the six months ended June 30, 2025, compared to those for the same period of last year, resulting in an increase of US$3.97 million in revenue. The sales volume and the average sales unit price of turned parts increased mainly due to the growing demand from customers whose projects required stricter precision and quality requirements for the six months ended June 30, 2025. For screws products, the sales volume of screws increased by 45.59% with a slightly decrease in average unit sales price for the six months ended June 30, 2025, compared to those for the same period of last year, resulting in an increase of US$2.69 million in revenue. For stamping parts, the sales volume increased by 177.47% with a slightly decrease in average unit sales price for the six months ended June 30, 2025, compared to that for the same period of last year, resulting in an increase of US$1.54 million in revenue. The sales volume of both screws products and stamping parts increased mainly due to a price reduction strategy to maintain customer order share for the six months ended June 30, 2025.

Cost of Revenue

Cost of revenues increased by 42.80%, to US$12.38 million for the six months ended June 30, 2025, from US$8.67 million for the same period of last year, which was mainly due to the increasing sales volume of the Company’s products.

Gross Profit and Gross Profit Margin

Gross profit increased by 63.01%, to US$12.32 million for the six months ended June 30, 2025, from US$7.56 million for the same period of last year. The gross profit increased mainly due to the increased sales volume of the Company’s hardware products.

The gross profit margin increased by 7.09% for the six months ended June 30, 2025.

General and administrative expenses

The general and administrative expenses increased by 119.66%, to US$2.69 million for the six months ended June 30, 2025, from US$1.22 million for the same period of last year, which was primarily attributable to (i) an increase of US$0.85 million in professional service fees, primarily including increased legal fees related to the Company’s follow-on offering, and increased consulting fees for strategic growth initiatives in North America, (ii) an increase of US$0.30 million in salaries and benefits for administrative personnel due to an increase of employee headcounts resulting from the Company’s business growth, and (iii) an increase of US$0.13 million in office expenses, primarily driven by higher headcount, which led to greater demand for office supplies and related expenses.

Selling and marketing expenses

The selling and marketing expenses increased by 201.87%, to US$3.56 million for the six months ended June 30, 2025, from US$1.18 million for the same period of last year, which was primarily due to (i) an increase of US$1.97 million in sales commission resulting from business expansion into markets such as North America, Singapore, and Taiwan, China, (ii) an increase of US$0.2 million in salaries and benefits for sales and marketing personnel due to higher headcounts to support the Company’s business expansion, and (iii) an increase of US$0.12 million in freight costs for sale of products reflecting expanded overseas shipping demands.

Income from operations

Income from operations increased by 19.22%, to US$5.86 million for the six months ended June 30, 2025, from US$4.92 million for the same period of last year.

Other income, net

Other income, net increased by 51.97%, to US$1.91 million for the six months ended June 30, 2025, from US$1.26 million for the same period of last year, which was primarily attributable to (i) an increase of US$0.32 million in investment income from long-term equity investment in PSM-ZJK Fasteners (Shenzhen) Co., Ltd, (ii) an increase of US$0.11 million in income from disposal of scrap materials, and (iii) an increase of US$0.11 million in interest income from structured deposits and time deposits, (iv) an increase of US$0.10 million in currency exchange gain.

Net Income

Net income increased by 7.59% to US$5.84 million for the six months ended June 30, 2025, from US$5.43 million for the same period of last year.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share was US$0.10 for the six months ended June 30, 2025, compared to US$0.09 for the same period of last year.

Financial Condition

As of June 30, 2025, the Company had cash and cash equivalents of US$14.45 million and restricted cash of US$1.49 million, compared to US$12.26 million and US$0.80 million as of December 31, 2024, respectively. Net cash provided by operating activities was US$2.48 million for the six months ended June 30, 2025, compared to US$7.73 million for the same period of last year.

Net cash provided by investing activities was US$0.13 million for the six months ended June 30, 2025, compared to net cash used in investing activities of US$0.32 million for the same period of last year.

Net cash provided by financing activities was US$0.06 million for the six months ended June 30, 2025, compared to net cash used in financing activities of US$0.47 million for the same period of last year.

Recent Development

For the first six months of fiscal year 2025, the Company achieved several milestones. It presented at the Microcap Conference in Atlantic City to engage investors, expanded operations with advanced Computer Numerical Control (CNC) and multi-station cold-forging machines to meet surging demand, and was named a Top 100 enterprise in Shenzhen Pingshan New District. In addition, ZJK secured a patent for an image recognition-based surface-mount technology (SMT) inspection-control system, enhancing automation and efficiency in precision manufacturing.

About ZJK Industrial Co., Ltd.

ZJK Industrial Co., Ltd. is a high-tech enterprise specializing in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems, medical and liquid cooling systems used in artificial intelligence supercomputers. With over fourteen years in the precision metal parts manufacturing industry, the Company maintains a skilled professional team, a series of highly automated and precision manufacturing equipment, stable and strong customer group, and complete quality management systems. ZJK mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning parts, stamping parts and Computer Numerical Control (CNC) machining parts, CNC milling parts, high precision structural components, Surface Mounting Technology (SMT) for miniature parts packaging, and technology service for research and development from a professional engineering team. For more information, please visit the Company’s website at https://ir.zjk-industrial.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ZJK Industrial Co., Ltd.
Phone: +86-755-28341175
Email: ir@zjk-industrial.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

ZJK Industrial Co., Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for numbers of shares data)

	As of
	December 31, 2024	June 30, 2025
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	12,255,213	14,450,968
Restricted cash	797,241	1,485,008
Short-term investments	2,559,362	2,316,484
Accounts receivable, net	10,282,857	12,095,736
Accounts receivable-due from a related party	9,165,068	8,071,413
Inventories, net	7,316,029	9,543,736
Prepaid expenses and other current assets, net	872,753	2,393,488
Other receivables-due from related parties	249,235	745,479
Total current assets	43,497,758	51,102,312

Non-current assets
Property, plant and equipment, net	6,668,612	8,017,134
Intangible assets, net	33,008	50,442
Operating lease right-of-use assets	1,242,524	1,037,959
Finance lease right-of-use assets	38,160	—
Construction in progress	—	212,459
Long-term investment	2,747,493	1,650,516
Deferred tax assets, net	397,691	438,006
Other non-current assets	1,146,010	1,505,849
Total non-current assets	12,273,498	12,912,365

TOTAL ASSETS	55,771,256	64,014,677

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	1,223,405	1,312,189
Accounts payable	14,998,590	12,942,233
Notes payable	1,903,194	2,700,929
Income tax payable	1,600,300	2,793,010
Accrued expenses and other current liabilities	2,051,588	2,790,139
Other payables-due to related parties	1,778,175	2,195,738
Operating lease liabilities, current	423,214	432,730
Total current liabilities	23,978,466	25,166,968

Non-current liabilities
Operating lease liabilities, non-current	755,395	548,771
Deferred tax liabilities	970,520	1,154,421
Total non-current liabilities	1,725,915	1,703,192

TOTAL LIABILITIES	25,704,381	26,870,160

Commitments and contingencies

Shareholders’ equity
Ordinary share, $0.000016666667 par value, 3,000,000,000 shares authorized, 61,381,249 and 63,181,249 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively*	1,023	1,053
Additional paid-in capital	7,060,050	7,736,645
Statutory surplus reserves	2,658,112	2,658,112
Retained earnings	21,951,873	27,802,955
Accumulated other comprehensive loss	(1,635,291)	(1,075,504)
Total ZJK Industrial Co., Ltd. shareholders’ equity	30,035,767	37,123,261
Non-controlling interests	31,108	21,256
Total shareholders’ equity	30,066,875	37,144,517

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	55,771,256	64,014,677

* The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023, the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively.

 ZJK Industrial Co., Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME

(In U.S. dollars, except for the number of shares data)

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Revenues
Third-party sales	8,508,295	15,153,800
Related-party sales	7,721,659	9,549,460
Total revenues	16,229,954	24,703,260
Cost of revenues
Third-party sales	(3,553,017)	(5,653,621)
Related-party sales	(5,119,335)	(6,730,162)
Total cost of revenues	(8,672,352)	(12,383,783)
Gross profit	7,557,602	12,319,477

Operating expenses
Selling and marketing expenses	(1,177,918)	(3,555,816)
General and administrative expenses	(1,224,664)	(2,690,131)
Research and development costs	(238,779)	(212,193)
Total operating expenses	(2,641,361)	(6,458,140)

Income from operations	4,916,241	5,861,337

Other income, net
Interest expenses	(12,474)	(6,291)
Interest income	35,678	149,496
Share of profits from equity method investment	1,107,771	1,431,032
Currency exchange gain	45,534	149,352
Other income, net	80,639	186,949
Total other income, net	1,257,148	1,910,538

Income before income tax provision	6,173,389	7,771,875
Income tax provision	(744,853)	(1,931,362)
Net income	5,428,536	5,840,513
Less: net income/(loss) attributable to non-controlling interests	1,625	(10,569)
Net income attributable to ZJK Industrial Co., Ltd.’s shareholders	5,426,911	5,851,082

Other comprehensive (loss)/income
Foreign currency translation adjustment attributable to parent company	(982,535)	559,787
Foreign currency translation adjustment attributable to non-controlling interests	31	717
Total comprehensive income	4,446,032	6,401,017
Comprehensive income/(loss) attributable to non-controlling interests	1,656	(9,852)
Comprehensive income attributable to ZJK Industrial Co., Ltd.’s shareholders	4,444,376	6,410,869

Earnings per share*
Basic	0.09	0.10
Diluted	0.09	0.10

Weighted average shares used in calculating earnings per share*
Basic	60,000,000	61,490,641
Diluted	60,000,000	61,510,641

 * The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively.

ZJK Industrial Co., Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for the number of shares data)

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Cash flows from operating activities:
Net income	5,428,536	5,840,513
Adjustments to reconcile net income to net cash provided by operating activities:
Provision/(reversal) for credit loss	8,575	(64)
Depreciation of property, plant and equipment	274,016	333,037
Amortization of intangible assets	—	11,769
Amortization of operating lease right-of-use assets	158,590	213,488
Amortization of finance lease right-of-use assets	161,212	38,495
Interest expense of finance lease liabilities	3,344	—
Provision for inventories	134,294	552,180
Share of profits from equity method investment	(1,107,771)	(1,431,032)
Provisions for deferred income tax	(218,239)	131,411
Share-based compensation	—	676,625
Changes in operating assets and liabilities:
Accounts receivable	3,063,777	(1,601,880)
Accounts receivable-due from a related party	3,341,677	1,254,624
Inventories	(2,214,518)	(2,620,454)
Prepaid expenses and other current assets	(153,075)	(274,981)
Other receivables-due from related parties	(6,248)	(355,145)
Accounts payable	(2,098,296)	(3,037,042)
Notes payable	897,608	754,083
Income tax payable	358,940	1,150,797
Accrued expenses and other current liabilities	(62,010)	681,688
Other payables-due to related parties	(67,392)	380,049
Operating lease liabilities	(177,538)	(217,245)
Net cash provided by operating activities	7,725,482	2,480,916

Cash flows from investing activities:
Purchase of property, plant and equipment	(221,552)	(873,418)
Purchase of intangible assets	—	(28,410)
Net proceeds from short-term investment	—	288,453
Purchase of construction in progress	(65,066)	(483,781)
Dividends received from long-term equity investment	—	1,354,377
Loans to related parties	(230,710)	(310,510)
Collection of loans to related parties	198,832	179,036
Net cash (used in)/provided by investing activities	(318,496)	125,747

Cash flows from financing activities:
Proceeds from short-term bank borrowings	69,300	1,382,017
Repayments of short-term bank borrowings	(7,484)	(1,317,062)
Repayments of long-term debts	(29,226)	—
Repayments of financing lease liabilities	(136,508)	—
Repayments of loans from related parties	(221,760)	—
Deferred initial public offering (“IPO”) costs	(145,279)	—
Net cash (used in)/provided by financing activities	(470,957)	64,955

Effect of exchange rate changes	(573,631)	211,903

Net change in cash, cash equivalents and restricted cash	6,362,398	2,883,521

Cash, cash equivalents and restricted cash at the beginning of period	3,901,772	13,052,455
Cash, cash equivalents and restricted cash at the end of period	10,264,170	15,935,976

Supplemental disclosure of cash flow information:
Income tax paid	605,294	781,335
Interest expenses paid	8,140	6,064

Supplemental disclosures of non-cash activities:
Obtaining operating right-of-use assets in exchange for operating lease liabilities	862,655	—
Acquiring property, plant and equipment transferred from construction in progress	—	284,456
Acquiring property, plant and equipment in exchange for accounts payable	345,535	719,921